# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAB Biotherapeutics, Inc., CIK 0001833214
CUSIP: 78397T202
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 777 W 41ST ST, SUITE 401, MIAMI BEACH, Florida (FL), 33140
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-23-002708
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,540,159; sole dispositive power 0; shared dispositive power 2,540,159; aggregate amount beneficially owned 2,540,159 (5.1% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,540,159; sole dispositive power 0; shared dispositive power 2,540,159; aggregate amount beneficially owned 2,540,159 (5.1% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,931,905; sole dispositive power 0; shared dispositive power 1,931,905; aggregate amount beneficially owned 1,931,905 (3.9% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,931,905; sole dispositive power 0; shared dispositive power 1,931,905; aggregate amount beneficially owned 1,931,905 (3.9% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 225,556; sole dispositive power 0; shared dispositive power 225,556; aggregate amount beneficially owned 225,556 (0.5% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 225,556; sole dispositive power 0; shared dispositive power 225,556; aggregate amount beneficially owned 225,556 (0.5% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,472,064; sole dispositive power 0; shared dispositive power 4,472,064; aggregate amount beneficially owned 4,472,064 (8.6% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,761,906; sole dispositive power 0; shared dispositive power 4,761,906; aggregate amount beneficially owned 4,761,906 (9.1% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,761,906; sole dispositive power 0; shared dispositive power 4,761,906; aggregate amount beneficially owned 4,761,906 (9.1% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,761,906; sole dispositive power 0; shared dispositive power 4,761,906; aggregate amount beneficially owned 4,761,906 (9.1% of the class)

## Item 1. Issuer
Name of issuer: SAB Biotherapeutics, Inc.
Address of issuer's principal executive offices: 777 W 41ST ST, SUITE 401, MIAMI BEACH, FL 33140

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P. ("BVF")
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2025, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held an aggregate of 30,000 tranche C warrants (the "Tranche C Warrants") to purchase shares of Series A-3 Preferred Stock, $0.0001 par value per share (the "Series A-3 Preferred Stock"), which are, in turn, convertible into an aggregate of 4,761,906 of the Issuer's shares of Common Stock, $0.0001 par value per share (the "Shares"), subject to the Maximum Percentage (as defined below). The Tranche C Warrants are exercisable at any time beginning on November 23, 2023, at an exercise price of $1,000 per share of Series A-3 Preferred Stock and expire on the five-year anniversary of November 23, 2023.

The shares of Series A-3 Preferred Stock are convertible into Shares at the conversion price of $6.30 per Share (the "Series A-3 Conversion Price"), rounded down to the nearest whole Share, by converting into the number of Shares equal to the quotient of (A) $1,000 per share divided by (B) the Series A-3 Conversion Price. A holder of shares of Series A-3 Preferred Stock shall not have the right to convert any portion of the shares of Series A-3 Preferred Stock and such shares of Series A-3 Preferred Stock shall not be automatically converted, to the extent that after giving effect to such conversion, such holder of shares of Series A-3 Preferred Stock (together with such holder's Affiliates (as defined in the Certificate of Designation of Preferences, Rights and Limitation of Series A Convertible Voting Preferred Stock (the "Series A COD")), any other Persons (as defined in the Series A COD) acting as a group together, and any other Persons whose beneficial ownership of Shares would be aggregated with the holder's and the other Attribution Parties (as defined in the Series A COD) for purposes of Section 13(d) of the Exchange Act) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to such conversion (the "Maximum Percentage"). As of the close of business on December 31, 2025, assuming all of the Tranche C Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for shares of Series A-3 Preferred Stock, the Maximum Percentage would not limit the conversion of any such shares of Series A-3 Preferred Stock by the Reporting Persons or the Partners Managed Account into Shares.

As of the close of business on December 31, 2025, (i) BVF beneficially owned 2,540,159 Shares, consisting of the 2,540,159 Shares underlying the shares of Series A-3 Preferred Stock, which, in turn, are underlying the Tranche C Warrants held by it; (ii) BVF2 beneficially owned 1,931,905 Shares, consisting of the 1,931,905 Shares underlying the shares of Series A-3 Preferred Stock, which, in turn, are underlying the Tranche C Warrants held by it; (iii) Trading Fund OS beneficially owned 225,556 Shares, consisting of the 225,556 Shares underlying the shares of Series A-3 Preferred Stock, which, in turn, are underlying the Tranche C Warrants held by it

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,540,159 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,931,905 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 225,556 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,472,064 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 4,761,906 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 64,286 Shares held by the Partners Managed Account, which consists of the 64,286 Shares underlying the Shares of Series A-3 Preferred Stock, which, in turn, are underlying the Tranche C Warrants held by the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,761,906 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,761,906 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator which is the sum of: (i) 47,606,851 Shares outstanding as of November 10, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025, and (ii) certain or all of the 4,761,906 Shares issuable upon the conversion of the shares of Series A-3 Preferred Stock, which, in turn, are underlying certain Tranche C Warrants held by the Reporting Persons and Partners Managed Account, as applicable.

As of the close of business on December 31, 2025, (i) BVF beneficially owned approximately 5.1% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.9% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.1% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 3.9% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 8.6% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.1% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on December 4, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/17/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (02/17/2026)